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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          WATER-JEL TECHNOLOGIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.08 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   941 132 300
                                   -----------
                                 (CUSIP Number)

                              Emanuel J.Adler, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 2, 1996
                           --------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement|X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

CUSIP No.941 132 300                   13D                     Page 2 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William G. Walters


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

     PF


- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            500,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             ---
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             500,00
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       ---

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500,000

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.1%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

Item 1. Security and Issuer.

          This statement relates to shares of the Common Stock, par value $.08 per share ("Common Stock"), of Water-Jel Technologies, Inc. (hereinafter, the "Company"). The principal executive offices of the Company are located at 243 Veterans Boulevard, Carlstadt, New Jersey 07072.


Item 2. Identity and Background.

          (a) This Schedule 13D is being filed by William G. Walters (the "Reporting Person").

          (b) The Reporting Person's business address is 650 Fifth Avenue, New York, New York 10019.

          (c) The Reporting Person is principally employed as Chairman of Whale Securities Co., L.P., a securities broker-dealer and investment banking firm located at 650 Fifth Avenue, New York, New York 10019.

          (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

          The 500,000 shares of Common Stock described in Item 5(a) hereof were acquired by the Reporting Person pursuant to a merger (the "Merger") whereby the Company acquired Journeycraft, Inc. ("Journeycraft") and Theracom Communications, Inc. ("THI") on July 2, 1996 by merging a wholly-owned subsidiary of the Company into each of Journeycraft and THI and all of the shares of Common Stock of Journeycraft held by the Reporting Person were exchanged for 500,000 shares of Common Stock of the Company.


                                Page 3 of 6 Pages

Item 4. Purpose of Transaction.

          The Reporting Person acquired the securities of the Company reported herein pursuant to the Merger. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may purchase additional securities of the Company, in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire.

          Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a) According to information supplied to the Reporting Person by the Company, there were outstanding 7,011,160 shares of Common Stock on July 2, 1996 after giving effect to the Merger. The Reporting Person beneficially owns 500,000 shares of Common Stock, comprising 7.1% of the issued and outstanding shares of Common Stock.

          (b) The Reporting Person has sole power to vote and dispose of all of such shares.

          (c) Except for receipt of the shares reported herein in connection with the Merger, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

          (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

          (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or

                                Page 4 of 6 Pages
          otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

          None.



                                Page 5 of 6 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July  10, 1996




                                            /s/ William G. Walters
                                            -------------------------
                                                WILLIAM G. WALTERS


                                Page 6 of 6 Pages